Exhibit 99.1

Credicorp Capital sells the majority of the
Banco Santander Chile’s participation in Nexus

We have the pleasure of communicating that the process of sale of a large portion of Banco Santander Chile’s portion in Nexus- an auxiliary financial subsidiary in charge of processing credit card transactions in the country- was finalized.

This transaction is part of the sales mandate that was under the responsibility of Credicorp Capital for the sale of Banco Santander Chile’s participation in three auxiliary financial subsidiaries: Transbank, Redbanc and Nexus.

The transaction consists of the sale of 11% of the property that Santander had in Nexus to Banco de Chile, Scotiabank, Banco Estado and BCI, and soon the remaining 1.9% to Itaú, pending approval from the Central Bank of Brazil.

As for the sale of the Santander Chile’s stake in Transbank (25%) and Redbanc (33%), the process is still open. Credicorp is currently in conversations with a series of potential investors interested in acquiring both companies.